EXHIBIT 20



                                       Institutional Inquiries:
                                       JOHN E. WHEELER, JR.
                                       Executive Vice President and
                                       Chief Financial Officer
                                       410) 659-4803

                                       Shareholder Inquiries:
FOR IMMEDIATE RELEASE                  JOSEPH M. COALE, III
Baltimore, Maryland -- July 29, 1999   Director, Corporate Communications
                                       (410) 659-4856


CROWN ANNOUNCES 1999 SECOND QUARTER/SIX MONTH RESULTS
-----------------------------------------------------

     Crown Central Petroleum Corporation announced today a net loss of $11.0 million ($1.12 per share) in the second quarter of 1999, compared to a net loss of $2.2 million ($.22 per share) in the second quarter of 1998. Sales and operating revenues for the second quarter were $281 million compared to $339 million in the second quarter of 1998.

     For the first six months of 1999, the Company had a net loss of $22.9 million ($2.32 per share) on revenues of $507 million compared to a net loss of $15.9 million ($1.62 per share) on revenues of $667 million in the first half of 1998. Revenues for the comparable quarterly and year to date periods are down, in part, due to the Company's fee-based crude oil processing agreement with Statoil
Marketing & Trading (US), Inc. which utilizes approximately 35% of the
Pasadena refinery's processing capacity.

     After adjusting for interest, taxes, depreciation, amortization, abandonments and the LIFO inventory accounting, Crown maintained positive cash flow for the quarter at $6.9 million, down slightly from the $8.7 million for the same period last year. For the six months, EBITDAAL was $10.2 million, a marked improvement of $27.8 million from 1998's cash flow deficit of $17.6 million.

     Significantly, retail marketing operations reported a second quarter profit of $3.7 million compared to a $.5 million loss for the same period of 1998. Second quarter comparable store merchandise sales increased 5% over the prior period. For the six months, sales were up an impressive 9%. These strong figures led to a 13% increase in net margins for the quarter and a 12% improvement for the six months. Gasoline margins for the second quarter showed an 11% gain but were flat for the six months.

     During the quarter, crude prices recovered significantly from historic lows. However, refining margins weakened because increased crude costs were not reflected in product pricing due to competitive pressures and excessive product inventories.

     Refinery operations at Pasadena were impacted significantly by weather related incidents in the second quarter. In May, high winds damaged the main cooling tower, resulting in substantially reduced throughputs. In June, electrical storms damaged the FCC unit, resulting in a two week shut down. Repairs and lost operating margins due to these incidents totaled approximately $4 million. The Tyler, Texas refinery operated at optimum capacity during the quarter while achieving significant reductions in operating costs. Both refineries are currently operating at high efficiency levels.

     The industry benchmark 3/2/1 instantaneous Gulf Coast refining margin averaged $1.70 per barrel for the second quarter of 1999 compared to $3.76 per barrel for the 1998 second quarter. West Texas
Intermediate Crude averaged $17.64 per barrel for the second quarter, an increase of 35% over the $13.09 average for the first quarter.

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     Crown Chairman, Henry A. Rosenberg, Jr., in commenting on the results said, "The Gulf Coast refining margins during the quarter were the lowest in the last decade.  Crude oil pricing improvement has been due to OPEC discipline, an Asian recovery and recent liquidation of petroleum stocks that have been overhanging the market.  These factors should prove helpful to the domestic refining industry as they put upward pressure on product pricing in the retail and wholesale markets.  Retail's margin performance has been excellent in a competitive market place."

Headquartered in Baltimore, Maryland since 1930, Crown operates two
Texas refineries with a total capacity of 152,000 barrels per day, 348
Crown gasoline stations and convenience stores in the Mid-Atlantic and Southeastern U.S., and 13 product terminals along the Colonial
Plantation and Texas Eastern Products pipelines.









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                                       CROWN CENTRAL PETROLEUM CORPORATION
                                                OPERATING STATISTICS

                                     Six Months Ended    Three Months Ended
                                          June 30              June 30
                                      1999       1998      1999        1998
                                     --------  --------  --------   --------
COMBINED REFINERY OPERATIONS
----------------------------

Production (BPD - M)                     136        158       138       166
Production (MMbbl)                      24.6       28.6      12.5      15.1
Sales (MMbbl)                           21.4       31.1      13.0      16.1
Gross Margin ($/bbl)                    2.76       1.36      2.55      2.34
Gross Profit ($MM)                      58.9       42.2      33.2      37.7
Operating Cost ($/bbl)                 (2.92)     (2.14)    (2.45)    (1.99)
Operating Cost ($MM)                   (62.4)     (66.5)    (32.0)    (32.1)
Refining Operating (Loss) Profit ($MM)  (3.5)     (24.3)      1.2       5.6

RETAIL
------

Number Stores                            348        344       348       344
Volume (pmps - Mgal)                     118        126       120       130
Volume (MMgal)                           247        259       125       135
Gasoline Gross Margin ($/gal)          0.092      0.090     0.098     0.074
Gasoline Gross Profit ($MM)             22.8       23.3      12.3      10.0

Merchandise Sales (pmps - $M)           30.4       27.6      32.2      29.8
Merchandise Sales ($MM)                 63.4       56.9      33.6      30.8
Merchandise Gross Margin  (%)           30.7       30.5      30.8      29.9
Merchandise Gross Profit ($MM)          23.1       20.5      12.2      10.8

Retail Gross Profit ($MM)               45.9       43.8      24.5      20.8
Retail Operating Costs (pmps - $M)     (20.8)     (19.5)    (19.9)    (20.6)
Retail Operating Costs ($MM)           (43.5)     (40.3)    (20.8)    (21.3)
Retail Operating Profit (Loss) ($MM)     2.4        3.5       3.7      (0.5)

WHOLESALE / TERMINAL
  OPERATING PROFIT (LOSS)  ($MM)         6.9       (3.1)      2.1       0.5

OTHER
-----

LIFO (Provision) Recovery ($MM)        (21.5)      15.7     (12.3)      0.7
Corporate Overhead ($MM)               (12.3)     (11.7)     (5.9)     (6.0)
Net Interest (Expense) ($MM)            (6.9)      (6.1)     (3.5)     (3.3)
Other (Expense) Income ($MM)            (0.8)       1.6      (2.5)      0.9
Income Tax Benefit ($MM)                12.8        8.5       6.2         0

Total Net (Loss) ($MM)                 (22.9)     (15.9)    (11.0)     (2.2)

Depreciation & Amortization ($MM)       17.9       16.6       9.1       8.5
Net Interest Expense ($MM)               6.9        6.1       3.5       3.3
LIFO Provision (Recovery) ($MM)         21.5      (15.7)     12.3      (0.7)
Loss from Asset Disposals ($MM)         (0.4)      (0.2)     (0.8)     (0.2)
Income Tax (Benefit) ($MM)             (12.8)      (8.5)     (6.2)        0

EBITDAAL ($MM)                          10.2      (17.6)      6.9       8.7

Capital Expenditures ($MM)              12.9       16.7       4.3       6.7

[FN]

BPD = Barrels per day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions


NOTE: To conform to the 1999 presentation, the Retail information for 1998 has been restated. This restatement had no effect on the retail gross profit as originally presented.

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               CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                     Six Months Ended     Three Months Ended
                                          June 30               June 30
                                      1999      1998        1999       1998
                                  ---------   ---------  ---------  ---------
Sales and operating revenues      $ 506,578   $ 666,793   $ 281,413  $ 339,154

(Loss) before income taxes          (35,621)    (24,367)    (17,271)    (2,175)

Net (loss) income                   (22,859)    (15,894)    (11,029)    (2,151)

Net (loss) per share:
   Basic                          $   (2.32)  $   (1.62)  $   (1.12)  $  (0.22)
   Diluted                        $   (2.32)  $   (1.62)  $   (1.12)  $  (0.22)

Weighted average shares used in
  the computation of net (loss)
  per basic and diluted share:    9,871,431   9,825,312   9,871,431  9,838,915



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